EXHIBIT 99.1

MAG Silver Reports 2023 Annual Financial Results

VANCOUVER, British Columbia, March 19, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s consolidated financial results for the year ended December 31, 2023. For details of the audited consolidated financial statements of the Company for the year ended December 31, 2023 (“2023 Financial Statements”) and management’s discussion and analysis for the year ended December 31, 2023 (“2023 MD&A”), please see the Company’s filings on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at (www.sedarplus.ca) or on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified (C$ refers to Canadian dollars).

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

  MAG reported net income of $48,659 ($0.47 per share) driven by income from Juanicipio (equity accounted) of $65,099 and Adjusted EBITDA1 of $97,480 for the year ended December 31, 2023.

  MAG reported net income of $15,694 ($0.15 per share) driven by income from Juanicipio (equity accounted) of $21,069 and Adjusted EBITDA1 of $29,787 for the three months ended December 31, 2023.

  A total of 346,766 tonnes of mineralized material at a silver head grade of 467 grams per tonne (“g/t”) was processed at Juanicipio during the fourth quarter. Milling performance for 2023 totalled 1,268,757 tonnes at a head grade of 472 g/t.

  Juanicipio achieved silver production of 4.5 million ounces during the fourth quarter. Silver production for 2023 totalled 16.8 million ounces.

  Juanicipio continued to capitalize on available milling capacity at the Saucito plant (100% Fresnillo owned) to maintain processing rates during periods of maintenance. Approximately 5% of the material processed during the fourth quarter was processed through the Saucito plant.

  Juanicipio delivered robust cost performance with cash cost2 of $3.76 per silver ounce sold and all-in sustaining cost2 of $9.17 per silver ounce sold in the fourth quarter.
  Juanicipio generated strong operating cash flow of $84,038 and free cash flow2 of $61,993 in the fourth quarter. Operating cash flow and free cash flow2 for 2023 totalled $145,064 and $60,814, respectively.

  At the end of the year, Juanicipio held cash balances of $42,913, representing an increase of $41,811 over 2022, driven by strong operating cash flows.

  Juanicipio returned a total of $18,765 in interest and loan principal repayments to MAG during the fourth quarter. Interest and loan principal repayments returned to MAG during 2023 totalled $33,354.

  MAG concluded a $40,000 senior secured revolving credit facility (the “Credit Facility”) with the Bank of Montreal on October 4, 2023.

  Effective June 20, 2023, MAG was included in the NYSE Arca Gold Miners Index which is tracked by the VanEck Vectors Gold Miners ETF.

CORPORATE

  In September the Company published its second annual sustainability report underscoring its commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) commitments, practices and performance for the 2022 year. The 2022 sustainability report is supported by the MAG Silver 2022 ESG Data Table which discloses MAG’s historical ESG performance data.

  During early 2024, as part of the Company’s longer term succession planning, Dr. Lex Lambeck was promoted to the position of Vice President, Exploration. Lex has been the project manager for the Deer Trail Project in Utah since it was acquired by MAG in 2019, led by Dr. Peter Megaw. Lex’s leadership was instrumental in the application of the “Hub and Spoke” thesis at Deer Trail as well as the Carissa discovery demonstrating his strong skills in generative exploration in district scale settings which will be invaluable in overseeing the Company’s portfolio of exploration properties, including exploration at Juanicipio.

  Marc Turcotte, with his almost 10 years experience at MAG as Vice President, Corporate Development, was promoted to the position of Chief Development Officer. In this broader executive role, Marc will leverage his proven track record in identifying unique situations to zero-in-on and assess inorganic growth opportunities aligned with the Company's commitment to continued Tier-1 growth and expansion. Marc was the architect of the consolidation of the Deer Trail project in Utah as well as the catalyst behind the acquisition of Gatling Exploration which brought the Larder project into MAG’s portfolio of high quality, high impact exploration properties.

  Tom Peregoodoff was appointed to the Board of Directors of MAG effective January 1, 2024. Mr. Peregoodoff will fill the vacancy to be created by the planned retirement in June 2024 of Dan MacInnis, who does not plan to seek re-election at the Company’s 2024 annual general meeting of shareholders. Tom brings with him over 30 years of industry knowledge and leadership and has extensive experience in all aspects and stages of the global mining business, specializing in mineral exploration.

EXPLORATION

  Juanicipio:
    Infill drilling at Juanicipio continued in 2023, with one rig on surface and one underground with the goal of upgrading and expanding the Valdecañas Vein System at depth and further defining areas to be mined in the near to mid-term.
    During 2023, 13,273 metres (three months ended December 31, 2023: nil metres) and 22,015 metres (three months ended December 31, 2023: 6,686 metres), were drilled from surface and underground respectively. Drilling for the year, both surface and underground, was infill in nature and continues to confirm defined mineralization.

  Deer Trail Project, Utah:
    Results from the 12,157 metres in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit project were reported on January 17, 2023 and August 3, 2023 (see news releases dated January 17, 2023 and August 3, 2023 available under the Company’s SEDAR+ profile at www.sedarplus.ca).
    On May 29, 2023 MAG started a Phase 3 drilling program focused on up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which is expected to be drilled next season and drilling has shifted to offset the Carissa discovery and test other high-potential targets.
    During 2023, 5,525 metres (three months ended December 31, 2023: 1,609 metres) were drilled at high elevation with final results and interpretation pending.

  Larder Project, Ontario:
    On July 12, 2023 drilling resumed at the Larder Project to test additional targets by the end of the year on the Cheminis and Bear areas. During 2023 17,504 metres were drilled at Swansea, Cheminis and Bear.
    Cheminis Success: The magnetotellurics survey carried out in the summer of 2023 enabled modelling of the south volcanic gold zone at Cheminis and is proving to be applicable elsewhere across the property. Drilling in three successive Cheminis drillholes (GAT-23-019, 020A, and 021B, see Table 1 below) intersected grades of 1.1 to 20.3 g/t gold over core lengths of 0.6 - 11.1 metres demonstrating continuity. This also extended the gold-hosting mine sequence down to 700 metres below surface, more than 370 metres below the deepest workings in this portion of the Cadillac-Larder Break. Incorporating these results into the model should enhance predictability in follow-up drilling.
    Bear Success: Increased predictability has led to continued success and further definition of the North Bear zone, especially in hole GAT-23-022NA (see Table 1 below) which cut 5.1 metres grading 4.6 g/t gold (including a high-grade zone of 1.4 metre grading 16.2 g/t gold). These intercepts extend gold mineralization to 650 metres below surface, and it remains open in all directions.

Table 1: 2023 Larder Drillholes Highlights

Hole ID	From (m)	To (m)	Length (m)[1]	Gold (g/t)	Lithology	Target/Zone
GAT-23-019	767.00	776.50	9.50	2.1	Mafic Volcanics	South Cheminis Mine Sequence Zone
Including	767.40	768.80	1.40	5.1	South Volcanics	South Cheminis Mine Sequence Zone
Including	767.80	768.00	0.30	11.0	South Volcanics	South Cheminis Mine Sequence Zone
and	945.00	955.00	10.00	1.1	Green Komatiites	North Cheminis Zone
Including	946.00	949.50	3.50	2.1	Green Komatiites	North Cheminis Zone
GAT-23-020A	605.30	605.90	0.60	9.4	Quartz Vein & South Volcanics	South Cheminis Zone
and	672.90	678.80	5.90	3.5	Komatiite-Syenite Contact	North Cheminis Zone
Including	676.30	678.80	2.50	6.3	Komatiite-Syenite Contact	North Cheminis Zone
Including	678.30	678.80	0.50	20.3	Green Komatiite-Syenite Contact	North Cheminis Zone
GAT-23-021B	757.40	768.50	11.10	3.2	Brecciated South Volcanics with Graphite	South Cheminis Mine Sequence Zone
Including	766.00	768.00	2.00	10.2	South Volcanics	South Cheminis Mine Sequence Zone
GAT-23-022NA	784.60	785.50	0.90	6.0	Green Komatiites	North Bear Zone
and	789.50	794.60	5.10	4.6	Green Komatiite with Graphite	North Bear Zone
Including	790.30	791.70	1.40	16.2	Quartz Vein with Graphite	North Bear Zone
Including	791.20	793.70	0.50	33.8	Quartz Vein with Graphite	North Bear Zone
and	939.50	940.20	0.70	5.7	South Volcanics	South Bear Zone

JUANICIPIO RESULTS

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the years ended December 31, 2023 and 2022, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Year ended
	December 31,	December 31,
	2023	2022

Metres developed (m)	14,864	12,999

Material mined (t)	1,097,289	792,693
Material processed (t)	1,268,757	646,148

Silver head grade (g/t)	472	520
Gold head grade (g/t)	1.27	1.39
Lead head grade (%)	1.14%	0.90%
Zinc head grade (%)	2.05%	1.72%

Silver payable ounces (koz)	15,318	8,697
Gold payable ounces (koz)	31.73	20.27
Lead payable pounds (klb)	25,862	9,892
Zinc payable pounds (klb)	36,881	14,898

During the year ended December 31, 2023 a total of 1,097,289 tonnes of mineralized material were mined. This represents an increase of 38% over 2022. Increases in mined tonnages at Juanicipio have been driven by the operational ramp up of the milling facility.

During the year ended December 31, 2023 a total of 1,268,757 tonnes of mineralized material were processed through the Juanicipio, Saucito and Fresnillo plants. This represents an increase of 96% over 2022. The increase in milled tonnage has been driven by the Juanicipio mill commissioning and operational ramp up. As reported by the operator, Fresnillo, the Juanicipio processing facility achieved nameplate capacity of 4,000 tpd during September 2023 with silver recovery consistently above 88%. Juanicipio continued to capitalize on available milling capacity at the Saucito plant (100% Fresnillo owned) to maintain processing rates during periods of maintenance. Approximately 5% of the material processed during the fourth quarter of 2023 was processed through the Saucito plant.

The average silver head grade for the mineralized material processed in the year ended December 31, 2023 was 472 g/t (year ended December 31, 2022: 520 g/t).

The following table provides a summary of the total cash costs(1) and all-in-sustaining costs (“AISC”)(1) of Juanicipio for the years ended December 31, 2023, and 2022.

Key mine performance data of Juanicipio (100% basis)	Year ended
	December 31,	December 31,
	2023	2022

Total operating cash costs (1)	88,080	40,522
Operating cash cost per silver ounce sold ($/oz) (1)	5.75	4.66

Total cash costs (1)	93,025	40,871
Cash cost per silver ounce sold ($/oz) (1)	6.07	4.70

All-in sustaining costs (1)	158,151	83,463
All-in sustaining cost per silver ounce sold ($/oz) (1)	10.32	9.60

(1) Total operating cash costs, operating cash cost per ounce, total cash costs, cash cost per ounce, all-in sustaining costs, and all-in sustaining cost per ounce are non-IFRS measures, please see below ‘Non-IFRS Measures’ section and section 12 of the 2023 MD&A dated March 18, 2024, available on SEDAR+ at www.sedarplus.ca for a detailed reconciliation of these measures to the 2023 Financial Statements.

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the years ended December 31, 2023 and 2022 (MAG’s share of income from its equity accounted investment in Juanicipio).

	Year ended
	December 31,	December 31,
	2023	2022
	$	$
Sales	442,288	215,736
Cost of sales:
Production cost	(171,830)	(61,985)
Depreciation and amortization	(68,475)	(20,913)
Gross profit	201,983	132,838
Consulting and administrative expenses	(18,768)	(8,436)
Extraordinary mining and other duties	(4,945)	(349)
Interest expense	(18,524)	(2,298)
Exchange losses and other	(2,937)	(5,160)
Net income before tax	156,809	116,595
Income tax expense	(27,381)	(26,348)
Net income (100% basis)	129,428	90,247
MAG’s 44% portion of net income	56,948	39,709
Interest on Juanicipio loans - MAG's 44%	8,150	1,058
MAG’s 44% equity income	65,099	40,767

Sales increased by $226,552 during the year ended December 31, 2023, mainly due to 84% higher metal volumes and 5% higher realized metal prices.

Offsetting higher sales was higher depreciation ($47,561) as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment, and higher production cost ($109,845) which was driven by higher sales and operational ramp-up in mining and processing, including $44,027 in inventory movements as commissioning stockpiles were drawn down.

Other expenses increased by $28,932 mainly as a result of higher extraordinary mining and other duties ($4,596) related to higher precious metal revenues from the sale of concentrates, higher consulting and administrative expenses ($10,332) as an operator services agreement became effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine, and higher interest incurred on shareholder loans ($16,227) which were completely expensed during 2023, whereas being only partly expensed with the rest capitalized to construction in progress during 2022.

Taxes increased by $1,033 impacted by deferred tax charges associated with fixed assets as well as higher taxable profits generated during the period.

Mineralized Material Processed at Juanicipio, Saucito and Fresnillo Plants (100% basis)

Year Ended December 31, 2023 (1,268,757 tonnes processed)				Year Ended December 31, 2022 Amount $
Payable Metals	Quantity	Average Price $	Amount $
Silver	15,317,765 ounces	23.66 per oz	362,457	188,722
Gold	31,735 ounces	1,978.07 per oz	62,774	36,958
Lead	11,731 tonnes	0.96 per lb.	24,746	9,380
Zinc	16,729 tonnes	1.15 per lb.	42,496	23,398
Treatment, refining, and other processing costs (2)			(50,185)	(42,722)
Sales			442,288	215,736
Production cost			(171,830)	(61,985)
Depreciation and amortization (1)			(68,475)	(20,913)
Gross Profit			201,983	132,838

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.
(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

MAG FINANCIAL RESULTS – YEAR ENDED DECEMBER 31, 2023

As at December 31, 2023, MAG had working capital of $67,262 (December 31, 2022: $29,232) including cash of $68,707 (December 31, 2022: $29,955) and no long-term debt. As well, as at December 31, 2023, Juanicipio had working capital of $86,336 including cash of $42,913 (MAG’s attributable share is 44%).

The Company’s net income for the year ended December 31, 2023 amounted to $48,659 (December 31, 2022: $17,644) or $0.47/share (December 31, 2022: $0.18/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $65,099 (December 31, 2022: $40,767) which included MAG’s 44% share of net income from operations as well as loan interest earned on loans advanced to Juanicipio (see above for MAG’s share of income from its equity accounted investment in Juanicipio).

	December 31,	December 31,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	65,099	40,767
General and administrative expenses	(13,594)	(12,352)
General exploration and business development	(736)	(193)
Exploration and evaluation assets written down	-	(10,471)
Operating Income	50,769	17,751

Interest income	2,594	630
Other income	1,017	-
Foreign exchange loss	(144)	(366)
Income before income tax	54,236	18,015

Deferred income tax expense	(5,577)	(371)

Net income	48,659	17,644

NON-IFRS MEASURES

The following table provides a reconciliation of operating cash cost and cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the 2023 Financial Statements.

	Year ended December 31,
(in thousands of US$, except per ounce amounts)	2023	2022
Production cost as reported	171,830	61,985
Depreciation on inventory movements	(3,919)	5,551
Adjusted production cost	167,911	67,536
Treatment, refining, and other processing costs	50,185	42,722
By-product revenues (2)	(130,016)	(69,736)
Total operating cash costs (1)	88,080	40,522
Extraordinary mining and other duties	4,945	349
Total cash costs (1)	93,025	40,871
Silver ounces sold	15,317,765	8,697,372
Operating cash cost per silver ounce sold ($/ounce)	5.75	4.66
Cash cost per silver ounce sold ($/ounce)	6.07	4.70

(1)   As Q3 2023 represented the first full quarter of commercial production, information presented for total operating cash costs and total cash costs together with their associated per unit values are not directly comparable.
(2)   By-product revenues relates to the sale of other metals contained in the lead and zinc concentrates produced and delivered, namely gold, lead, and zinc.

The following table provides a reconciliation of AISC of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the 2023 Financial Statements.

	Year ended December 31,
(in thousands of US$, except per ounce amounts)	2023	2022
Total cash costs	93,025	40,871
General and administrative expenses	18,768	8,436
Exploration	7,575	7,824
Sustaining capital expenditures	37,728	25,268
Sustaining lease payments	856	854
Interest on lease liabilities	(48)	(23)
Accretion on closure and reclamation costs	247	232
All-in sustaining costs (1)	158,151	83,463
Silver ounces sold	15,317,765	8,697,372
All-in sustaining cost per silver ounce sold ($/ounce)	10.32	9.60
Average realized price per silver ounce sold ($/ounce)	23.66	21.70
All-in sustaining margin ($/ounce)	13.34	12.10
All-in sustaining margin	204,306	105,259

(1)   As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs and all-in sustaining margin together with their associated per unit values are not directly comparable.

For the year ended December 31, 2023 the Company incurred corporate general and administrative expenses of $13,242 (year ended December 31, 2022: $12,216), which exclude depreciation expense.

The Company’s attributable silver ounces sold for the year ended December 31, 2023 were 6,739,817 (year ended December 31, 2022: 3,826,844), resulting in additional AISC for the Company of $1.96/oz (year ended December 31, 2022: $3.19/oz), in addition to Juanicipio’s AISC presented in the above table.

The following table provides a reconciliation of Earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the 2023 Financial Statements. All adjustments are shown net of estimated income tax.

	Year ended December 31,
(in thousands of US$)	2023	2022
Net income after tax	48,659	17,644
Add back (deduct):
Taxes	5,577	371
Depreciation and depletion	352	136
Finance costs (income and expenses)	(3,467)	(264)
EBITDA (1)	51,121	17,887
Add back (deduct):
Adjustment for non-cash share-based compensation	2,894	3,250
Exploration property write-down	-	10,471
Share of net earnings related to Juanicipio	(65,099)	(40,767)
MAG attributable interest in Junicipio Adjusted EBITDA	108,564	65,403
Adjusted EBITDA (1)	97,480	56,244

(1) As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the 2023 Financial Statements.

	Year ended December 31,
(in thousands of US$)	2023	2022
Cash flow from operating activities	145,064	129,261
Less:
Cash flow used in investing activities	(83,393)	(155,758)
Sustaining lease payments	(856)	(854)
Juanicipio free cash flow (1)	60,814	(27,351)

(1) As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

Qualified Persons: All scientific or technical information in this press release including assay results referred to, and mineral resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., CPG, MAG’s Chief Exploration Officer and Gary Methven, P.Eng., Vice President, Technical Services; both are “Qualified Persons” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements that address achieving the nameplate 4,000 tpd milling rate at Juanicipio;
  statements that address our expectations regarding exploration and drilling;
  statements regarding production expectations and nameplate;
  statements regarding the additional information from future drill programs;
  estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
  the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
  expected upside from additional exploration;
  expected results from Deer Trail Project Phase 3 drilling;
  expected results from the Larder Project at the Cheminis zone;
  expected capital requirements and sources of funding; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax and legal regimes, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

LEI: 254900LGL904N7F3EL14

1 Adjusted EBITDA is a non-IFRS measure, please see below ‘Non-IFRS Measures’ section and section 12 of the 2023 MD&A dated March 18, 2024, available on SEDAR+ at www.sedarplus.ca, for a detailed reconciliation of these measures to the 2023 Financial Statements.

2 Total cash costs, cash cost per ounce, all-in sustaining costs, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please see below ‘Non-IFRS Measures’ section and section 12 of the 2023 MD&A dated March 18, 2024, available on SEDAR+ at www.sedarplus.ca, for a detailed reconciliation of these measures to the 2023 Financial Statements.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email:info@magsilver.com